Exhibit 99.1

Huadi International Group Co., Ltd. Debuts at the 24th China Hi-Tech Fair, Awarded 2022 Green Low-Carbon Factory by Wenzhou Bureau of Economy and Information Technology

BEIJING, Nov. 29, 2022 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, made its debut at the 24th China Hi-Tech Fair (“CHTF”) hosted in Shenzhen between November 15 and 17, 2022. The Company has also been awarded 2022 Green Low-Carbon Factory by Wenzhou Bureau of Economy and Information Technology.

CHTF is co-hosted by Ministries and Commissions of China national government and Shenzhen Municipal government. The exhibition is one of the largest and most influential scientific and technological fairs in China that integrates transaction and achievements, exhibition of products, high-level forum, and focuses on the advanced technologies and products in such fields as energy conservation, environment protection, new generation of information technologies, biology, manufacture of high-end equipment, new energies, new materials and new energy vehicles etc.

HUDI’s booth at CHTF laid out a presentation of pipe and tube products for nuclear power plants designed and produced by the Company, which attracted great interests from up and down-stream industry peers who were also looking to explore potential business collaboration opportunities.

Meanwhile the Company’s production facility in Wenzhou focusing on industrial pipes and tubes for both thermal power and nuclear power plants was awarded the title of Green Low-Carbon Factory, which is a list compiled by Wenzhou Bureau of Economy and Information Technology was the local government efforts to promote the industrial sector to reach carbon emission peak, accelerate green low-carbon development, and recognize achievement of role model companies.

Mr. Di Wang, Chairman of Huadi International Group Co., Ltd., commented: “It’s an exciting time for HUDI and our first-in-class products to present at the 24th CHTF, to hare our insights while having constructive exchanges with industry peers on our business operation. We are also honored to receive this title from Wenzhou government that is a great recognition to our potential to go beyond our current business scope and into the renewable energy section. We are grateful for the recognition.”

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations

Janice Wang

Wealth Financial Services LLC

Phone:	+86 13811768559

+1 628 283 9214

Email: services@wealthfsllc.com